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vedderprice.com
Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

November 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Pre-E`ffective Amendment No. 3 to Registration Statement on Form N-14 File No. 333-281752

To the Commission:

On behalf of the Registrant, we are responding to the staff’s comments provided telephonically on November 5, 2024, regarding Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-14 filed on November 4, 2024 (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Registrant’s definitive Joint Proxy Statement/Prospectus and Statement of Additional Information filed under Rule 497 addressing the comments below. The Registrant confirms it will not sell shares prior to making its Rule 497 filing. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the Joint Proxy Statement/Prospectus and Statement of Additional Information included in Pre-Effective Amendment No. 3.

1.	Comment: On page iii of the Joint Proxy Statement/Prospectus and on the cover page of the Statement of Additional Information, please correct the hyperlinks to TTP’s Semi-Annual Report to stockholders for the six months ended May 31, 2024.

Response: The Registrant has made the requested change.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

November 5, 2024

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Jacob C. Tiedt at 312-609-7697.

Very truly yours,

/s/	Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder